
December 27, 2021

James Xilas
Chief Executive Officer
Blubuzzard, Inc.
640 Douglas Avenue
Dunedin, FL 34698

> **Re: Blubuzzard, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed December 13, 2021**
> **File No. 000-56019**

Dear Mr. Xilas:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Adam Katz, Esq.